CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1) (2)
Common stock, par value $0.01 per share	7,318,501	$16.86	$123,389,926.86	$15,892.62

(1)
   Estimated solely for purposes of calculating the registration fee.  The estimate has been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), and is calculated based upon the average of the high and low sales prices of the common stock on July 25, 2014, as reported on the New York Stock Exchange.

(2)	Calculated in accordance with Rules 457(r) under the Securities Act.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-190532

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated July 15, 2014)

7,318,501 Shares

Common Stock

Unless otherwise noted or unless the context otherwise requires, all references in this prospectus supplement no. 2 to “we,” “us,” “our,” “NorthStar,” “the Company” or similar references means NorthStar Realty Finance Corp., including its subsidiaries.

This prospectus supplement no. 2 updates the prospectus dated July 15, 2014, as supplemented by the prospectus supplement dated July 23, 2014, relating to the resale of shares of common stock of NorthStar, by exchanging noteholders identified in the prospectus, that may be issued to them upon the exchange of 5.375% Exchangeable Senior Notes due 2033 initially issued and sold by NorthStar Realty Finance Limited Partnership (which was merged out of existence on June 30, 2014 and which notes were assumed by us pursuant to a supplemental indenture dated June 30, 2014) in private transactions on June 19, 2013 and July 1, 2013, which we refer to herein as the “Notes.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of the accompanying prospectus dated July 15, 2014 and on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2013.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 2 is July 28, 2014.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the caption “Selling Stockholders” in the prospectus dated July 15, 2014, as supplemented by the prospectus supplement dated July 23, 2014. The following updated information is based upon information provided to us by certain holders of the Notes who elected to exchange their Notes (the “Exchanging Noteholders”) and is accurate to the best of our knowledge as of July 25, 2014.

The following table sets forth information, as of July 25, 2014, with respect to the Exchanging Noteholders, the number of shares of NorthStar common stock (i) that the Exchanging Noteholders beneficially owned as of that date and (ii) that is expected to be beneficially owned by the Exchanging Noteholders immediately after the exchange of their Notes, based on our current “Share Settlement” election, as described in Section 4.11(a)(1) of the indenture governing the Notes. The information is based on information provided by or on behalf of the Exchanging Noteholder. The percent of shares of common stock beneficially owned following the exchange is based on 190,543,908 shares of common stock outstanding as of July 25, 2014, plus the number of shares of common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table below.

Unless otherwise indicated in the footnotes below, we believe that the Exchanging Noteholders will have sole voting and investment power with respect to all shares beneficially owned. Because the Exchanging Noteholders may offer, pursuant to this prospectus supplement no. 2, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the Exchanging Noteholders upon consummation of any sales. In addition, the Exchanging Noteholders may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, or the Securities Act, some or all of their Notes or common stock since the date as of which such information was provided to us.

Unless otherwise set forth below, the Exchanging Noteholders have not had any material relationship with us or any of our affiliates within the past three years, other than as a noteholder and, if applicable, as a stockholder.

Information about exchanging noteholders may change over time. Any changed information given to us by exchanging noteholders will be set forth in prospectus supplements or amendments to the prospectus dated July 15, 2014 if and when necessary.

	Shares Beneficially Owned Before Offering by the Exchanging Noteholders		Number of Shares Being Offered For Resale by the Exchanging	Shares Beneficially Owned After Offering by the Exchanging Noteholders
Name	Number	Percent (1)	Noteholders (2)	Number (2)	Percent

AAI Aristeia Fund PLC - Aristeia Reflection Fund (3)	2,935,558	1.48%	2,935,558	—	—
Aristeia Master, L.P. (3)	3,596,631	1.82%	3,596,631	—	—
Compass ESMA LP (3)	183,562	*	183,562	—	—
Compass TSMA LP (3)	231,603	*	231,603	—	—
Windermere Ireland Fund PLC (3)	371,147	*	371,147	—	—
Unnamed stockholders or any future transferees, pledgees, donees or successors of or from any such unnamed stockholders (4)
 _____________________
*                              Less than 1%.

(1)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 190,543,908 shares outstanding on July 25, 2014, plus the number of shares of common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table. However, we did not assume exchange of any other holder’s Notes.

(2)
Assumes the Exchanging Noteholders sell (i) all of the common stock being issued to the Exchanging Noteholders upon exchange of the Notes, and (ii) none of the common stock beneficially owned by the Exchanging Noteholders, if any, prior to the exchange.

(3)
Aristeia Capital, L.L.C. and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager and/or general partner, as the case may be, of Aristeia Master, L.P., AAI Aristeia Fund PLC - Aristeia Reflection Fund, Windermere Ireland Fund PLC, Compass ESMA LP and Compass TSMA LP (each a “Fund” and collectively, the “Funds”), which are the holders of such securities. As investment manager and/or general partner of each Fund, Aristeia has voting and investment control with respect to the securities held by each Fund. Aristeia is owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar. Each of Aristeia and such individuals disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Funds.

(4)	We will identify additional exchanging noteholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities as and when required.